CLEARPOINT NEURO, INC.
120 S. Sierra Avenue, Suite 100
Solana Beach, California 92075

November 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

    Attention:    Jessica Ansart

Re:        ClearPoint Neuro, Inc.
Registration Statement on Form S-3 (File No. 333-275476)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ClearPoint Neuro, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-275476) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on November 20, 2023, or as soon as possible thereafter. The Company hereby authorizes Richard Mattern, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Richard Mattern of Bass, Berry & Sims PLC, counsel to the Company, at (901) 543-5933.

Sincerely,

CLEARPOINT NEURO, INC.

By:    /s/ Danilo D’Alessandro
Name:    Danilo D’Alessandro
Title:    Chief Financial Officer